UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*



                          Paulson Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  000703797100
                                 (CUSIP Number)


                                   (12/31/00)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

                                       13G

CUSIP No. 000703797100                                       Page 2 of 7 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Chester L.F. Paulson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           44,000
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      1,471,443
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           44,000
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           1,471,443
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,515,443
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      44.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                               Page 2 of 7 pages

                                       13G

CUSIP No. 000703797100                                       Page 3 of 7 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Jacqueline M. Paulson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           44,000
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      1,471,443
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           44,000
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           1,471,443
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,515,443
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      44.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                               Page 3 of 7 pages

Item 1.  Issuer

      (a)   The name of the Issuer is Paulson Capital Corporation.

      (b) The Issuer's executive offices are located at 811 S.W. Naito Parkway, Portland, OR 97204.

Item 2.  Reporting Person and Security

      (a) This Statement is filed by each of Mr. Chester L.F. Paulson, an individual, and Ms. Jacqueline M. Paulson, an individual.

      (b) Mr. Paulson's business address is located at Paulson Capital Corporation., 811 S.W. Naito Parkway, Portland, OR 97204. Ms. Paulson's business address is located at Paulson Capital Corporation, Inc., 811 S.W. Naito Parkway, Portland, OR 97204.

      (c) Mr. Paulson and Ms. Paulson are citizens of the United States of America.

      (d) This Statement relates to shares of Common Stock of Paulson Capital Corporation.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 000703797100.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   / / Broker of dealer registered under Section 15 of the Exchange
            Act;

      (b)   / / Bank as defined in section 3(a)(6) of the Exchange Act;

      (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

      (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

      (e)   / / An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

      (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box / /



                               Page 4 of 7 pages

Item 4.  Ownership

         (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Paulson may be deemed to be the beneficial owner of a total of 1,515,443 shares of Issuer Common Stock, which number includes 14,000 shares which are subject to options currently exercisable or exercisable within 60 days of December 31, 2000. Under the rules and regulations of the Securities and Exchange Commission, Ms. Paulson may be deemed to be the beneficial owner of a total of 1,515,443 shares of Issuer Common Stock, which number includes 14,000 shares which are subject to options currently exercisable or exercisable within 60 days of December 31, 2000. Each of Mr. Paulson's and Ms. Paulson's reported amount includes 1,471,443 shares of Issuer Common Stock held in a family trust of which Mr. Paulson and Ms. Paulson are the trustees.

         Pursuant to SEC Rule 13d-4, (i) Mr. Paulson expressly disclaims beneficial ownership in the shares which Ms. Paulson has the sole power to vote or direct the vote, and (ii) Ms. Paulson expressly disclaims beneficial ownership in the shares which Mr. Paulson has the sole power to vote or direct the vote. Mr. Paulson's reported amount does not include those shares of which Ms. Paulson has the sole power to vote or direct the vote; Ms. Paulson's reported amount does not include those shares of which Ms. Paulson has the sole power to vote or direct the vote.

         (b) Each of Mr. Paulson's beneficial ownership and of Ms. Paulson's beneficial ownership of Issuer Common Stock represented approximately 44.4% of the 3,402,366 issued and outstanding shares of Issuer Common Stock as of November 3, 2000, as reported in the Issuer's most recently filed quarterly report.

         (c) (i) Of the total amount of shares beneficially owned by Mr. Paulson, Mr. Paulson has sole power to vote or direct the vote of 44,000 shares. Of the total amount of shares beneficially owned by Ms. Paulson, Ms. Paulson has sole power to vote or direct the vote of 44,000 shares.

                  (ii) Of the total amount of shares beneficially owned by Mr. Paulson, Mr. Paulson has shared power to vote or direct the vote of 1,471,443 shares. Of the total amount of shares beneficially owned by Ms. Paulson, Ms. Paulson has shared power to vote or direct the vote of 1,471,443 shares.

                  (iii) Of the total amount of shares beneficially owned by Mr. Paulson, Mr. Paulson has sole power to dispose or direct the disposition of 44,000 shares. Of the total amount of shares beneficially owned by Ms. Paulson, Ms. Paulson has sole power to dispose or direct the disposition of 44,000 shares.

                  (iv) Of the total amount of shares beneficially owned by Mr. Paulson, Mr. Paulson has shared power to dispose or direct the disposition of 1,471,443 shares. Of the total amount of shares beneficially owned by Ms. Paulson, Ms. Paulson has shared power to dispose or direct the disposition of 1,471,443 shares.

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                               Page 5 of 7 pages

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

                  Not applicable.



























                               Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 12, 2001
                                        ---------------------------------------
                                                         Date


                                        /s/Chester L.F. Paulson
                                        ---------------------------------------
                                                  Chester L.F. Paulson




                                                  February 12, 2001
                                        ---------------------------------------
                                                         Date

                                        /s/Jacqueline M. Paulson
                                        ---------------------------------------
                                                  Jacqueline M. Paulson

















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